
Mail Stop 3233

September 12, 2016

Via E-mail
Mr. Michael P. Forsayeth
Chief Financial Officer
Granite Real Estate Investment Trust
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

> **Re: Granite Real Estate Investment Trust and Granite REIT Inc.**
> **Form 40-F**
> **Filed March 3, 2016**
> **File Nos. 001-35771 and 001-35772**

Dear Mr. Forsayeth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 2

2. Significant Accounting Policies, page 48

Valuation of investment properties, page 54

1.   We note that from time to time you obtain appraisals from independent real estate valuation experts, but only use these appraisals as data points when measuring the fair value of your investment properties. Please tell us which properties have been appraised in the last two years and how the appraisal values compare to the fair values as determined by management. In the event of a material discrepancy in the two valuations, explain to us the weight given to the appraisals as well as any validation or reconciling

procedures performed. Please consider expanding your disclosure in future filings to more thoroughly explain the weight given to independent appraisals in your valuation process.

Exhibit 3

Investment Properties, page 6

2.   We note several factors that led to a net gain in the fair value of your investment properties, including compression in discount and terminal capitalization rates, favorable changes to cash flow assumptions, positive changes in leasing assumptions, market rent increases and reductions in operating cash outflows for certain properties, offset by negative changes in leasing assumptions for certain properties. Please quantify the impact of each of these individual factors to the extent material to the fair value assessment of you properties. In addition, please clarify the factors that led to the compression of rates, as further detailed on page 58 of Exhibit 2. Please provide us with your proposed disclosure for future filings or tell us why you believe this information would not be useful to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities